Exhibit 99.1

Borr Drilling Limited – Investor Presentation

Hamilton, Bermuda, May 26, 2026 – Borr Drilling Limited (NYSE and OSE: BORR) (“Borr Drilling” or the “Company”) today published a new investor presentation on its website at www.borrdrilling.com.

About Borr Drilling
Borr Drilling Limited is an international drilling contractor incorporated in Bermuda in 2016 and listed on the New York Stock Exchange since July 31, 2019 and on Euronext Oslo Bors since May 21, 2026 under the ticker “BORR.” The Company owns and operates jack-up rigs of modern and high specification designs and provides services focused on the shallow-water segment to the offshore oil and gas industry worldwide. Please visit our website at www.borrdrilling.com.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208